

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 2, 2011

Via E-mail
Chris Marsh
Chief Executive Officer
9866 Oakplace East
Folsom, CA 95630

> **Re: ShopEye, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 5, 2011**
> **File No. 333-176098**

Dear Mr. Marsh:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise your document throughout so that when referring to your anticipated product and its desired features, you use language that consistently makes it clear that the product has not been developed, and may not successfully be developed. Descriptive information about the anticipated product and its intended features should be appropriately qualified throughout the document. As a non-exclusive example, we refer to your statement on page 3 that: "This product service <u>provides</u> product information, coupons, ratings, and opinions <u>to enhance</u> the shopping experience." Language of this certitude is inappropriate for a company at your developmental stage.

Prospectus Cover Page

2. You statement on the cover page of your prospectus that "All proceeds from the sale of the securities are non-refundable <u>except as may be required by applicable laws</u>" seems to be inconsistent with the disclosure throughout your document, which describes your offering as being conducted on a no-minimum basis. Given that you do not cite any

applicable laws, or describe any situations, that would require you to return any proceeds you receive from the sale of securities pursuant to this registration statement, you should revise your prospectus cover page to remove any language contradictory to the no-minimum nature of your offering. It appears that any expanded text in your filing regarding circumstances in which proceeds might be returned should be provided in the body of the prospectus and not on the cover page.

Risks Related to Our Business

General

3.   We note from your articles of incorporation and the description of your securities that you are authorized to issue 20 million shares of preferred stock. Please tell us what consideration you gave to including a risk factor regarding the potential risks that may result from the board's authority to declare the rights and preferences and the issuance of a series of preferred stock.

4.   Please include an appropriately captioned and prominently positioned risk factor disclosure that alerts potential investors to the fact that you do not have a developed product, may not succeed in your efforts to develop a product and, even if your product is developed, may not succeed in any efforts to commercially launch and market any such proposed product.

"We are dependent upon the proceeds of this offering to fund our business. Since we are conducting a 'no minimum' offering…", page 6

5.   You state in this risk factor disclosure that you will be required to raise approximately $150,000 to fund your operations through 2011. You state in your "Plan of Operations," however, that "Over the 12 month period starting upon the effective date of this registration statement, you anticipate needing $150,000 of capital in order to operate your business. Please reconcile the inconsistency, providing disclosure under this risk factor subcaption concerning your funding needs for the 12-month period followed the effective date.

"Use of Proceeds, page 14

6.   You quantify several specific uses for the proceeds to be raised in this offering which individually or when combined exceed the 25%, 50% and 75% offering completion net proceeds. Revise to indicate how you intend to prioritize the application of the offering proceeds for each of the scenarios you describe –sale of 25%, 50%, and 75% of the offered shares. See Instruction (a) to Item 504 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or me at (202) 551-3462 with any questions. If you require further assistance thereafter, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal